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Allstate (R)
FINANCIAL

October 7, 2020

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Allstate Financial Advisors Separate Account I (“Registrant”)
Allstate Life Insurance Company (“Depositor”)
Post-Effective Amendment No. 21 to Registration Statement on Form N-4
File Nos. 333-114560; 811-09327

Dear Sir/Madam:

On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of the above-referenced post-effective amendment to the registration statement on Form N-4 (“N-4 Registration Statement”) under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”).

Pursuant to Rule 485(a) under the 1933 Act, this Registration Statement is being filed in order to obtain review and comments on the updates of the N-4 registration statement that have been made to comply with the new N-4 requirements of Rule 498A, and for final effectiveness as of May 1, 2021.  No material changes have been made to the disclosure in the N-4 Registration Statement aside from changes needed to reflect the updates required by Rule 498A.  Accordingly, we are requesting selective review of the referenced N-4 Registration Statement with respect to the updates required by Rule 498A. We will file and request delaying amendments until we are ready to file for effectiveness in April.
If you have any questions, please do not hesitate to contact me at 402-304-7695. Thank you.

Very truly yours,

/s/JAN FISCHER-WADE
JAN FISCHER-WADE